April 29, 2010

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Rose Zukin

Re:	Sunesis Pharmaceuticals, Inc. (the “Company”)
Preliminary Proxy Statement Filed on April 15, 2010
File No. 000-51531

Ladies and Gentlemen:

We are transmitting for filing the Definitive Proxy Statement on Schedule 14A that relates to the above-captioned Preliminary Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2010. We are sending copies of this letter and the Definitive Proxy Statement in the traditional non-EDGAR format and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Ms. Zukin.

The Definitive Proxy Statement incorporates revisions to the Company’s disclosure on page 10 thereof and the addition of Annex A thereto in response to your comment, received by letter dated April 22, 2010 (the “Comment Letter”), as discussed with the Staff. We have incorporated the text of the Staff’s comment from the Comment Letter into this letter for your convenience.

1.	We note that Proposal 3 requests that shareholders approve an amendment to the company’s amended and restated certificate of incorporation. On the cover page of your filing, you state that a copy of this amendment is attached as Annex A to the proxy statement. On page 10, you state that a copy of the same amendment is attached as Annex B. However, the proposed amendment does not appear attached to the proxy statement. Please amend your proxy statement to attach the amended certificate of incorporation as an appendix to your filing.

The disclosure on page 10 of the Definitive Proxy Statement has been revised and Annex A to the Definitive Proxy Statement has been included in response to the Staff’s comment.

U.S. Securities and Exchange Commission

April 29, 2010

As directed in the Comment Letter, the Company is acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact the undersigned at (650) 266-3500 or Nicole Brookshire at (617) 937-2357 of Cooley LLP, the Company’s legal counsel, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ DANIEL N. SWISHER, JR.
Daniel N. Swisher, Jr. Chief Executive Officer and President

cc:	Eric H. Bjerkholt, Sunesis Pharmaceuticals, Inc.

Nicole C. Brookshire, Esq., Cooley LLP